UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Energy Focus, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29268T102

(CUSIP Number)

Scott E. DeSano 222 Seaspray Avenue Palm Beach, Florida 33480 (617) 870-3736

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102

(1)	Names of Reporting Persons. Scott E. DeSano
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,400,000
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 2,400,000
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.39% (1)
(14)	Type of Reporting Person IN

(1)	Based on 44,513,135 shares of Common Stock as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D originally filed on July 7, 2011 and is being filed to report a change in the percent of beneficial ownership. This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Energy Focus, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 32000 Aurora Rd., Solon, Ohio 44139.

Item 5. Interest in Securities of the Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) As of the date of this Schedule 13D/A, the reporting person beneficially owns 2,400,000 shares of Common Stock. These shares represent approximately 5.39% of the 44,513,135 shares of Common Stock outstanding as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 30, 2012.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2012	/s/ Scott E. DeSano
Scott E. DeSano